October 31, 2007

VIA EDGAR

Ms. Kathleen H. Krebs, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Kindred Healthcare, Inc.
Form DEF 14A filed April 4, 2007
File No. 001-14057

Dear Ms. Krebs:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 21, 2007 (the “Comment Letter”) regarding the above-referenced definitive proxy statement (the “Proxy Statement”) of Kindred Healthcare, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 10, as set forth in the Comment Letter.

Code of Ethics and Related Person Transactions, page 7

1.	Please ensure that you fully address Item 404(a) of Regulation S-K regarding transactions with all related persons specified in Instruction 1 to Item 404(a).

We confirm supplementally that we have fully addressed Item 404(a) and all instructions thereto.

2.	Clarify whether you have described your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. As part of your description, disclose whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(1) of Regulation S-K.

As disclosed on page 7 of the Proxy Statement, our related party transaction policies and procedures are set forth in the Company’s Code of Conduct and audit committee charter found on the Company’s website at www.kindredhealthcare.com.

Compensation of Directors and Executive Officers, page 11

Compensation Discussion and Analysis, page 11

3.	On page 11 you state that your “executive compensation program attempts to target total direct compensation…depending upon the individual performance of the Named Executive Officer, his level of responsibility,” among other things. On pages 13 and 14 you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining base salary levels and equity-based compensation amounts. Throughout your compensation discussion and analysis, analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. We note that you have included some disclosure regarding these considerations for your chief executive officer’s compensation.

For future filings, we propose to include additional disclosure which elaborates on the individually-tailored factors and guidelines used by the compensation committee when determining the base salary level and equity-based compensation for each of the named executive officers to the extent such factors and guidelines are material and necessary to an understanding of each named executive officer’s compensation.

Components of Executive Compensation, page 13

4.

We note your disclosure on page 11 and elsewhere that your executive compensation program “attempts to target total direct compensation for the Named Executive Officers…between the 50th and 75th percentiles of the healthcare industry” depending upon particular adjustments for individual and company performance. Indicate where the amounts of your actual named executive officer total direct compensation fell within the targeted percentile range. To the extent your total compensation was outside of the targeted percentile range, please explain why.

For future filings, we proposed to include additional disclosure which indicates where the amounts of our actual named executive officer total direct compensation fell within the targeted percentile range and in those circumstances in which total compensation falls outside of the targeted percentile range, we will consider including additional discussion and analysis of the reasons for such deviation, to the extent material and necessary to an understanding of the relevant named executive officer’s compensation.

Base Salary, page 13

5.

We refer to the second paragraph on page 15. Please also disclose the possible result of the subjective assessment of named executive officer performance; for example, describe how this assessment has affected base salary determinations or increases or decreases in base salaries. Describe the considerations or guidelines the committee follows in making the assessment. Address whether the considerations or guidelines differ among the officers and what any maximum adjustment to base salary as a result of this assessment may be. Finally clarify the extent to which such subjective evaluation of an officer by the committee led to any payout adjustment for the relevant year.

For future filings, we propose to expand the discussion and analysis regarding the subjective assessment of each named executive officer’s performance and how such assessment may have materially affected such named executive officer’s compensation.

Cash Incentives, page 14

6.	On pages 14 and 15 you state the types of company performance measures the committee established for determining short-term and long-term incentive compensation. Please disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure is not required as it would result in competitive harm such that the targets may be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Also clarify which particular performance goals apply to each named executive officer.

Instruction 1 to Item 402(b) states that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of our compensation policies and decisions. We believe that the information necessary to understand the Company’s incentive compensation programs concerns what performance is measured, how carefully such performance is measured and attributed to individual named executive officers and how differences in performance affect levels of compensation. We note that extensive discussion of the performance factors considered by our compensation committee under both our annual short-term and long-term incentive compensation plans is included on pages 14 and 15 of the Proxy Statement. In addition, we believe that the discussion of the financial and quality goals contained in the Proxy Statement provides an investor with a thorough understanding of the objectives that the compensation committee is incentivizing the named executive officers to achieve. On pages 14 and 15 of the Proxy Statement we also provide a range of the actual levels of the performance goals achieved by the named executive officers over the last five years. We believe this historical information provides useful context to investors so that they can better evaluate the difficulty or ease in achieving the relevant performance goals.

We believe that omission of specific performance targets and threshold levels is consistent with the requirements of Item 402(b) because no individual target or threshold level is material or necessary to an understanding of the compensation paid to our named executive officers pursuant to our short-term and long-term incentive plans. We believe that a specific listing of each performance target and threshold level is not material or necessary to an understanding of our incentive compensation because of the large number of performance targets for each named executive officer, each of which affects only a portion of the incentive compensation of any named executive officer. There were between 11 and 16 separate targets depending on the named executive officer for 2006 under the short-term incentive plan, several of which were different from the targets of the other named executive officers. Under the long-term incentive plan, there were two targets for 2006 and the executive compensation committee has the discretion to expand the number of targets each year. In both cases, we do not believe that the identification of specific performance targets is material or necessary to an investor’s ability to understand the degree of difficulty or ease of achieving performance goals since there are a myriad of performance results that could achieve varying levels of payouts. Furthermore, several of these performance targets relate to the financial results of our operating divisions or to specific divisional quality of care measures which investors would have no or very limited ability to evaluate from the perspective of degree of difficulty in achievement. We believe that the immateriality of the targets constitutes an independent and sufficient basis for omitting disclosure of these performance targets in the Proxy Statement and that the showing required by Instruction 4 is not required with respect to immaterial information.

In addition, we believe that there are other sound business reasons for not disclosing specific performance targets that are unrelated to the disclosure of material aspects of our compensation programs to investors. We are concerned that the disclosure of important operational metrics and strategic objectives could be competitively harmful to the Company. Moreover, the performance goals associated with cost controls and quality measures could be used inappropriately in litigation against the Company.

Though we do not believe disclosure of specific targets and threshold levels is required by Item 402(b), in an attempt to provide investors with a better understanding of our performance objectives and the degree of difficulty associated with achieving such objectives we do propose, in future filings, to expand the discussion and analysis of annual short-term and long-term incentive compensation to elaborate upon the relationship between performance and levels of pay and the relationship between achieving financial targets and quality measures. We also propose clarifying our compensation committee’s annual process for establishing performance targets under both the Company’s short-term and long-term incentive plans, including, for example, whether a named executive officer’s incentive compensation was based only on Company-wide performance or on a combination of Company-wide and individual business unit performance and enhancing our disclosures regarding the difficulty of achieving financial targets and quality targets as separate categories.

7.

Discuss whether discretion has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject at relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

We confirm supplementally to the Staff that no discretion of the type described in your comment was exercised by the board or the compensation committee with respect to performance-based awards for the named executive officers.

Employment and Other Agreements, page 18

8.	We note the various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 27 discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

In future filings, we propose to include additional disclosure setting forth how the agreements described in this section fit into our overall compensation objectives and affect decisions regarding the other elements of compensation. In addition, we propose to expand the discussion and analysis regarding why our compensation committee structured the terms and payout levels of these arrangements to the extent such expanded discussion is material or necessary to an understanding of any named executive officer’s compensation.

Outstanding Equity Awards at End of 2006 Fiscal Year, page 24

9.	Please disclose the vesting dates of the unvested shares of stock held at fiscal year end. See instruction 2 to Item 402(f)(2) of Regulation S-K.

In future filings, we propose to add footnotes to this table setting forth the vesting dates of unvested shares of stock.

Potential Payments upon Termination or Change in Control, page 27

10.	Concisely explain what “change in control” means for purposes of the arrangements described here.

In future filings, we propose to include a definition of “change in control” as such term is used in the agreements discussed in this section.

***

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at 502.596.7209 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Joseph L. Landenwich

Joseph L. Landenwich

Senior Vice President of Corporate

Legal Affairs and Corporate Secretary

cc:

Paul J. Diaz

John H. Klein

Edward L. Kuntz

Arthur H. Kohn